UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549		OMB APPROVAL
		OMB Number:	3235-0101
		Expires:	December 31, 2006
Estimated average burden hours
FORM 144		per response	4.47

NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933		SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER
ATTENTION:	Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker	WORK LOCATION

1 (a) NAME OF ISSUER (Please type or print) ULTRA CLEAN HOLDINGS, INC.						(b) IRS IDENT. NO. 61-1430858	(c) S.E.C. FILE NO. 000-50646
1 (d) ADDRESS OF ISSUER STREET CITY STATE ZIP CODE 150 Independence Drive Menlo Park CA 94025						(e) TELEPHONE NO.
						Area Code 650	Number 323-4100
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD Bruce Wier		(b) IRS IDENT. NO. N/A	(c) RELATIONSHIP TO ISSUER Executive officer		(d) ADDRESS STREET CITY STATE ZIP CODE c/o Ultra Clean 150 Independence Menlo Park CA 94025 Drive
INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.
3(a) Title of the Class of Securities To Be Sold	(b) Name and Address of Each Broker Through whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	SEC USE ONLY	(c) Number of Shares or Other Units To Be Sold (See instr. 3(c))	(d) Aggregate Market Value (See instr. 3(d))	(e) Number of Shares or Other Units Outstanding (See instr. 3(e))	(f) Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	(g) Name of Each Securities Exchange (See instr. 3(g))
Broker-Dealer File Number
common stock, par value $0.001	Wells Fargo Investments 60 West Hamilton Campbell, CA 95008		10,000	$91,200	18,285,010	5/11/06	NASDAQ Stock Market

INSTRUCTIONS:
1.	(a)	Name of issuer	3.	(a)	Title of the class of securities to be sold
	(b)	Issuer’s I.R.S. Identification Number		(b)	Name and address of each broker through whom the securities are
	(c)	Issuer’s S.E.C. file number, if any			intended to be sold
	(d)	Issuer’s address, including zip code		(c)	Number of shares or other units to be sold (if debt securities,
	(e)	Issuer’s telephone number, including area code			give the aggregate face amount)
				(d)	Aggregate market value of the securities to be sold as of a specified date
2.	(a)	Name of person for whose account the securities are to be sold			within 10 days prior to the filing of this notice
	(b)	Such person’s I.R.S. identification number, if such person is an entity		(e)	Number of shares or other units of the class outstanding, or if debt
	(c)	Such person’s relationship to the issuer (e.g., officer, director,			securities the face amount thereof outstanding, as shown by
		10% stockholder, or member of immediate family of any of the foregoing)			the most recent report or statement published by the issuer
	(d)	Such person’s address, including zip code		(f)	Approximate date on which the securities are to be sold
				(g)	Name of each securities exchange, if any, on which the securities are intended to be sold
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TABLE I – SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:
Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (if gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
common stock, par value $0.001	11/26/02	Purchase of restricted securities	Ultra Clean Holdings, Inc.	53,075	11/26/02	Cash

INSTRUCTIONS:
If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II – SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.
Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
N/A	N/A	N/A	N/A	N/A

REMARKS:

INSTRUCTIONS:	ATTENTION:
See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.	The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

May 11, 2006	/s/ Bruce Wier

DATE OF NOTICE	(SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)